Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

Explanatory Note: The following letter was first disseminated by Suncor Energy Inc. on November 12, 2015.

Canadian Oil Sands is telling shareholders to “do nothing” to protect the value of their investment – and hope that things get better.

HOPE IS

NOT A STRATEGY

CONSIDER THE FACTS. TENDER YOUR SHARES

NOW TO ACCEPT SUNCOR’S OFFER AND RECEIVE:

57%	45%	REDUCED RISK AT LOW OIL PRICES	STRONG LEVERAGE TO OIL PRICE UPSIDE
POTENTIAL PREMIUM	DIVIDEND
TO PRE-OFFER PRICE	INCREASE

AND AN ONGOING STAKE IN CANADA’S LEADING INTEGRATED ENERGY COMPANY

Visit suncorofferforcanadianoilsands.com

for instructions on how to tender your shares

“Suncor presents a far more stable platform for longer-term production and dividend growth as oil prices rise, while being more sustainable in the current low oil price environment.”

Macquarie Research, October 5, 2015

November 12, 2015

Dear Canadian Oil Sands Shareholders:

There’s been a significant amount of discussion in the media about our offer for Canadian Oil Sands. We felt it was important to reach out to you directly to provide you with information that we believe you should have in making your investment decision.

Canadian Oil Sands’ Board has told you to “do nothing” to protect the value of your investment. We believe that would be a mistake. We urge you to consider the facts and tender your shares to Suncor’s offer.

If you take your Board’s advice and “do nothing”, you risk that Canadian Oil Sands’ Board and management will carry on as they do today, getting paid a significant amount of money to provide quarterly updates on what has been consistently disappointing performance of the company’s single asset, over which it has little control.

For you, the stakes are much higher.

Canadian Oil Sands shares have recently been trading at around $10. “Doing nothing” carries the very real risk that Suncor’s offer goes away and the value of your shares could fall back towards their pre-bid level of just over $6 per share, and you lose the opportunity to capture a potential 57% premium to the Canadian Oil Sands pre-offer price.

Should that happen, you will be left holding shares in a company which has demonstrated negative free cash flow, about $2.3 billion in debt that is already just one notch above “junk” status, and a strategy based almost entirely on hope. Hope that oil prices will rise and hope that Syncrude will sort out its ongoing operational challenges.

“[Canadian Oil Sands’] future share price appreciation potential is largely dependent on higher crude oil prices, and we see material downside risk to the shares from current levels if the [Suncor] offer fails.”

Bank of Montreal Research, October 29, 2015

We don’t think hope is an appropriate strategy for Canadian Oil Sands. Why? While no one has a crystal ball when it comes to oil prices, the current market outlook doesn’t see oil prices getting back to US$60 per barrel until at least 20201. Also, Syncrude would have to operate at 100% capacity for the rest of the year for Canadian Oil Sands to reach the 95 million barrels of Syncrude production assumed in Canadian Oil Sands’ current guidance2.

You have an alternative. Tender your shares to accept Suncor’s offer and receive:

●	A potential premium of approximately 57% over the pre-bid price of Canadian Oil Sands shares[5];

●	A 45% dividend increase on a per share basis[3];

●	A structure intended to provide a tax-deferred exchange for shares of Suncor; and

●	Continued participation in Suncor, Canada’s leading integrated energy company, with 99% oil price exposure, expected annual five year production growth of approximately 5%[4] and an ownership stake in a financially stronger, more diverse and more stable company.

Many large Canadian Oil Sands shareholders have told us that, while – naturally – they would like to see a higher price, they plan to accept our offer and tender their shares. We urge you to consider your best interests and do the same.

“Canadian Oil Sands Limited – Take the money and run…” Desjardins Capital Markets, October 6, 2015

But before you decide, consider the facts:

●	Suncor’s offer now represents a premium on a premium: At 0.25 Suncor shares for each Canadian Oil Sands share, the value of our offer has already increased around $1.00 per share since we announced it on October 5, driven by gains in Suncor’s share price[5].

●	Suncor has delivered superior returns to shareholders: Over the past five years, Suncor has increased its dividend by 190% and delivered a total shareholder return of over 15%. Facing the exact same market conditions and oil prices, Canadian Oil Sands has cut its dividend by 90% and its shareholders have endured a negative total return of 69% during this period. This is the benefit of investing with Suncor – and it goes away if you reject our offer.

●	Canadian Oil Sands has consistently over promised and under delivered on Syncrude’s performance. Canadian Oil Sands has been talking up its hopes for reduced costs and improved reliability at Syncrude for several years now – but it hasn’t delivered. As you can see in the chart below, in each of the past four years Canadian Oil Sands has set lofty initial goals, and then consistently failed to deliver on those promises.

●	Canadian Oil Sands’ Board is asking you to double down on the company’s already perilous financial position. With a credit profile one notch above “junk” status and negative free cash flow, Canadian Oil Sands is already using borrowed money to pay its significantly reduced dividend of $0.05 per share in the hopes that things will get better. Unfortunately, their track record doesn’t inspire much confidence in their ability to accurately forecast their business; a business over which they have little control.

●	Misleading spin. Canadian Oil Sands is misleading its shareholders about the challenges it is facing – and about our offer.

●	On October 19, Canadian Oil Sands’ CEO Ryan Kubik appeared on Business News Network and said, “We’re generating free cash flow for our investors.” Ten days later the company issued its third quarter results, which showed that the company actually generated negative free cash flow, not just in the third quarter but for the first nine months of 2015.[6]

●	On October 2, Canadian Oil Sands told you that Syncrude’s operations had returned to “normal”. Four weeks later, although its news release took great pains to avoid highlighting the issue, it reported Syncrude production levels and indicated plant utilization of just 61%. This suggests Canadian Oil Sands either doesn’t understand what is happening with its own business, or it is actively trying to make sure that YOU don’t know what is happening.

How can you believe Canadian Oil Sands when it now claims Suncor has important undisclosed information about Syncrude’s plans? You can’t, because it isn’t true. Canadian Oil Sands’ CEO, Ryan Kubik, chairs the Syncrude Management Committee – he is well aware that ALL of Syncrude’s owners have access to the exact same information.

What Mr. Kubik and others at Canadian Oil Sands seem to be talking about is Syncrude’s 2016 budget, which is prepared by the operator. Here’s the news: there is nothing to support Canadian Oil Sands’ claim that things are suddenly going to get better at Syncrude. In fact, from what we and other Syncrude owners have seen so far, we expect the budget to show production in a similar range as Canadian Oil Sands’ 2014 and 2015 initial guidance. And, as history has shown, there is significant risk that Canadian Oil Sands will under-deliver on these expectations. Operating and capital expenses are expected to be about the same as what we have seen this year. Finally, there is nothing preventing Canadian Oil Sands from releasing its view of Syncrude’s budget, or any additional information about Syncrude, prior to the expiry of our offer on December 4, 2015. These are the facts, inconvenient as they may be for Canadian Oil Sands. For its part, Suncor plans to release its 2016 budget and guidance in the week of November 16, including its expected 2016 share of Syncrude’s production and costs.

It’s time to act.

Since our original approach to Canadian Oil Sands in March 2015, the Canadian Oil Sands Board and management have had more than 6 months to present shareholders with a superior alternative.

While urging you to “do nothing”, the only thing they appear to have done is change the rules by implementing a new 120-day poison pill, without shareholder approval, to protect their positions while denying you the right to act in your own best interest and tender your shares to our offer before it expires.

We think you deserve better.

Doing “nothing” is saying no to receiving premium value and potential upside with Canada’s leading integrated energy company. Doing “nothing” risks your share price falling back to where it was before Suncor’s offer – and losing the opportunity to realize an approximate 57% premium to our pre-offer price.5

Time is running short. We encourage you to take action, including getting your own independent financial or other advice, to capture the value of Suncor’s offer for yourself.

Tender your Canadian Oil Sands shares to accept our offer before it expires at 5:00 p.m (Calgary time) on December 4, 2015.

We appreciate your time and consideration.

Steve Williams

President & Chief Executive Officer

Suncor Energy Inc.

“Doing nothing”, is saying no to receiving premium value and upside potential with Canada’s leading integrated energy company.

Time is now running short, and every share tendered counts to ensuring the offer is successful. We encourage you to tender your Canadian Oil Sands shares before the December 4, 2015 expiry at 5:00 pm. (Calgary time).

We also encourage Canadian Oil Sands shareholders to regularly visit

www.suncorofferforcanadianoilsands.com for up to date information and to read in their entirety and carefully consider our Offer and Circular, and Notice of Variation and Change which are accessible at www.suncorofferforcanadianoilsands.com.

Any questions on how to tender your shares to this offer may be directed to Suncor’s information agent:

D.F. KING

Toll Free in North America:	1-866-521-4427
Banks, Brokers and Collect Calls:	1-201-806-7301
Toll Free Facsimile:	1-888-509-5907
Email:	inquiries@dfking.com

The Dealer Managers for the Offer:

J.P. Morgan Securities Canada Inc.
Toll Free in North America:	1-888-270-2178
Outside of North America:	1-403-532-2134
CIBC World Markets Inc.
Toll Free in North America:	1-844-670-8949
Outside of North America:	1-416-956-3001

FORWARD-LOOKING STATEMENTS

This letter contains certain forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”), including statements about Suncor being a far more stable platform for longer-term production and dividend growth as oil prices rise, while being more sustainable in the current low oil price environment, the possibility that Suncor’s offer will be rejected or withdrawn and expectations regarding Canadian Oil Sands’ operations, management, results, strategy and share price should that occur, factors impacting Canadian Oil Sands’ future share price, anticipated future oil prices, expectations regarding future dividend payments and Suncor’s annual five year production growth, intended tax treatment, the belief that Suncor is a financially stronger, more diverse and more stable company with upside potential, the potential premium to Canadian Oil Sands’ pre-offer share price that may be realized by tendering to the offer, expectations relating to Syncrude’s 2016 budget and results, and the anticipated timing and contents of Suncor’s 2016 budget, that are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “will”, “risk”, “believe”, “expected”, “plans”, “intended” and similar expressions. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Offer to Purchase Canadian Oil Sands Limited shares and accompanying Take-over Bid Circular dated October 5, 2015 (the “Offer and Circular”), Suncor’s Notice of Variation and Change of its offer dated November 12, 2015 (the “Notice of Variation and Change”), its Management’s Discussion and Analysis for the period ended September 30, 2015 and dated October 28, 2015 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, by e-mail request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Shareholders in the United States should carefully review the sections titled “Notice to Shareholders in the United States” in the Offer and Circular and the Notice of Variation and Change and the insert accompanying this letter titled “Notice to Shareholders in the United States” for important information.

1.	Source: Bloomberg as at November 6, 2015. WTI price expectations as per forward strip.

2.	Analysis based on Syncrude’s disclosed January to October 2015 production and Canadian Oil Sands’ 2015 Guidance Document dated October 19, 2015.

3.	Based on Suncor’s and Canadian Oil Sands’ current quarterly dividends.

4.	5% is inclusive of 2015 to 2019, and assumes Suncor maintains current production levels, and Hebron and Fort Hills ramp up on schedule (as disclosed by Suncor). See Forward-Looking Statements.

5.	Based on the 0.25 exchange ratio and the Suncor closing share price between October 30, 2015 and November 6, 2015.

6.	Source: Canadian Oil Sands disclosure, Q3-2015. Free cash flow is defined as cash flow from operations minus capital expenditures.

The letter accompanying this notice (the “Communication”) relates to an exchange offer (the “Offer”) commenced by Suncor Energy Inc. (“Suncor”) for all the outstanding shares of Canadian Oil Sands Limited (“COS”). Please read the important notices below.

Notice to Shareholders in the United States

The Offer described in the Offer Documents (as defined below) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined below) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. The information contained in the Communication is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

NOT AN OFFER

The communication does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The Offer by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, as it may be amended from time to time, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in the Communication is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.